On to Release First Quarter Results on Tuesday, May 16, 2023, and Announces New Reporting of Net Sales by Geography Beginning Q1'23

ZURICH, Switzerland, May 02, 2023 — Swiss performance sportswear brand On (the "Company") (NYSE: ONON) announced today that the Company will release its first quarter 2023 financial results on Tuesday, May 16, 2023, before U.S. financial markets open.

The Company’s management will host an earnings conference call and webcast at 8:00 am U.S. Eastern Time on May 16, 2023 (2:00 pm CET on May 16, 2023). To access the live conference call by telephone, please dial the following numbers:

United States: +1 561 771 14 27
United Kingdom: +44 161 250 82 06
Switzerland: +41 91 261 14 47

No access code necessary.

A live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/351410972. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

In addition, effective the first quarter of 2023, the Company will update its reporting of Net Sales by geography. Specifically, “Rest of World”, which represented Middle East, Africa and Latin America, will no longer be reported as a geographic location. Instead, Middle East and Africa will now be combined with Europe and called Europe, Middle East & Africa (“EMEA”), and Latin America will now be part of the new geographic location called Americas (replacing North America as a geographic location).

The new reporting of Net Sales by geography has no impact on previously reported consolidated historical total Net Sales or financial results. However, for ease of comparison, the Company has provided the below table which includes Net Sales by geography for each of the four quarters in 2022 and for the twelve-month period ended December 31, 2022 as previously reported, the amounts being re-allocated from Rest of World to EMEA and Americas and the new reporting of Net Sales by geography.

Net sales by geography (Unaudited)

(CHF in millions)	Fiscal year 2022 by quarter								Fiscal year ended
	Q1'22	Net Sales %	Q2'22	Net Sales %	Q3'22	Net Sales %	Q4'22	Net Sales %	December 31, 2022	Net Sales %

(as previously reported)
Europe	74.9	31.8%	83.3	28.6%	116.4	35.5%	79.6	21.7%	354.3	29.0%
North America	138.4	58.7%	181.7	62.3%	176.3	53.7%	242.1	66.0%	738.5	60.4%
Asia-Pacific	16.4	7.0%	17.9	6.1%	24.2	7.4%	21.6	5.9%	80.2	6.6%
Rest of World	5.9	2.5%	8.8	3.0%	11.1	3.4%	23.4	6.4%	49.1	4.0%
Net Sales	235.7	100.0%	291.7	100.0%	328.0	100.0%	366.8	100.0%	1,222.1	100.0%

(amounts to be re-allocated)
Europe, Middle East & Africa	3.5	1.5%	4.8	1.7%	3.6	1.1%	11.8	3.2%	23.8	1.9%
Americas	2.4	1.0%	3.9	1.4%	7.4	2.3%	11.6	3.2%	25.3	2.1%
Asia-Pacific	—	—%	—	—%	—	—%	—	—%	—	—%
Rest of World	(5.9)	(2.5)%	(8.8)	(3.0)%	(11.1)	(3.4)%	(23.4)	(6.4)%	(49.1)	(4.0)%
Net Sales	—	—%	—	—%	—	—%	—	—%	—	—%

(new reporting of Net Sales by geography)
Europe, Middle East & Africa	78.4	33.3%	88.1	30.2%	120.1	36.6%	91.5	24.9%	378.1	30.9%
Americas	140.8	59.7%	185.6	63.6%	183.7	56.0%	253.7	69.2%	763.8	62.5%
Asia-Pacific	16.4	7.0%	17.9	6.1%	24.2	7.4%	21.6	5.9%	80.2	6.6%
Net Sales	235.7	100.0%	291.7	100.0%	328.0	100.0%	366.8	100.0%	1,222.1	100.0%

About On

On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Thirteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG

Vesna Stimac
press@on-running.com

Source: On
Category: Earnings